Exhibit 12.1

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the three months ended March 31, 2013

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$25,158,409

Add:
Interest on indebtedness (excluding capitalized interest)	54,027,945
Amortization of debt related expenses	1,826,860
Portion of rents representative of the interest factor	1,784,075
82,797,289

Distributed income from equity investees	43,320,920

Pretax earnings from continuing operations, as adjusted	$126,118,209

Fixed charges -
Interest on indebtedness (including capitalized interest)	$54,247,410
Amortization of debt related expenses	675,449
Portion of rents representative of the interest factor	1,784,075

Fixed charges	$56,706,934

Ratio of earnings to fixed charges	2.2